Exhibit (a)(5)

Re: Offer to Amend or Replace Discounted Stock Options
To Novell Managers:

As we previously informed you, Novell recently completed a voluntary review of our option grant practices. As a result of that review, certain stock option grants awarded between November 1, 1996 and September 16, 2006 have been adjusted to reflect a revised grant date for financial accounting purposes. One or more of those options may also be deemed to have been granted at a discount for tax purposes and may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws) (“discounted options”). Novell’s management has been considering remedial alternatives available under those circumstances.

I am pleased to announce that today Novell is launching a program that offers eligible employees who hold options that may potentially be subject to Section 409A of the Internal Revenue Code the opportunity to amend or replace their options to avoid any adverse tax consequences under Section 409A. Those employees who hold one or more affected options are being notified of this remedial program today. The program is described in complete detail in the formal Offer to Amend or Replace Eligible Options (the “Offer to Amend or Replace”) along with a set of Frequently Asked Questions. Attached to this email are copies for your reference.

If a Novell employee seeks information on this matter, please refer the employee to Betty DePaola at bdepaola@novell.com. In no event should you provide answers that are outside the scope of the notice.

Thank you for your efforts in this area.

Dana Russell